GOLDEN GOLIATH RESOURCES, LTD. CODE OF BUSINESS CONDUCT AND ETHICS

A.

INTRODUCTION AND APPLICATION

Golden Goliath Resources, Ltd. reputation and success is due largely to the integrity and competence of people who conduct the business. The Code of Conduct Business Conduct and Ethics applies to every director, officer, employee and other representative of Golden Goliath Resources, Ltd and its direct and indirect subsidiaries, collectively ("The Company"). It is against this background that Golden Goliath Resources, Ltd is committed to maintaining a workplace in which the Company can receive, retain and address concerns regarding any business conduct matters, including procurement, contracting, accounting, internal accounting controls or auditing. This policy has been established to encourage employees, officers and directors of the Company to raise such concerns on a confidential basis, anonymously or otherwise, free from recrimination, discrimination, retaliation or harassment.

Golden Goliath Resources, Ltd. ("GNG") reputation and success is due largely to the integrity and competence of the people who conduct its business. This Code of Business Conduct and Ethics (the "Code") applies to every director, officer and employee and other representative (each a "Representative" and collectively the "Representatives") of Golden Goliath, its direct and indirect subsidiaries and every joint venture managed by it (all such entities collectively the "Company"). The provisions of the Code are mandatory.

The Company expects its Representatives to adhere to high standards of personal and professional integrity and to avoid any conduct that might reflect unfavorably upon himself or herself, other Representatives or upon the Company. The Company's business goals are important and demanding but these goals must be achieved honestly and ethically. With these qualifications in mind, the Company has adopted this Code which sets forth the standards of behavior that the Company requires of the Representatives. Action or failure of action, in contravention of the Code may be considered as unauthorized and outside the course of employment, and the Company may not indemnify the officer or employee for his or her costs that arise out of such conduct.

GNG's operations are expected to adopt the Code and to disseminate its provisions to their Representatives. It will be the responsibility of the Chief Executive Officer and each of its operations to ensure that the provisions of this Code are complied with. Compliance is mandatory under all circumstances. Every Representative who has executive or managerial responsibilities is expected to ensure that the provisions of this Code are communicated to Representatives reporting to him or her. The Code affirms in specific terms the Company's commitment to uphold high moral and ethical standards and sets out basic behavioral standards required of those conducting its business. Over zealousness, good intentions and failure to seek timely legal advice will not excuse violations of this Code. While the Company's activities are subject to a variety of laws and customs in the various jurisdictions throughout the world in which it operates, the Board believes that honesty is the essential standard to be observed. Though legal customs may vary, the Company's activities are to be based on honesty, integrity and fairness.

B.

REPORTING CONTRAVENTIONS OF CODE

If any Representative believes that this Code has been contravened, or might be contravened, by any other Representative, the Representative must contact the Chairman of the Board. The Chairman is an "independent" director and will investigate all such reports. The Chairman maintains a confidential voicemail box for this purpose and a Representative can leave a voicemail message for the Chairman. See "Whistle Blower Policy".

C.

C.

STANDARDS

1.

The Company and its Representatives will comply with all legal requirements applicable to Company's business.

Ignorance of the law is not a defense. Moreover, agreements or arrangements need not necessarily be in writing for contravention to be inferred from the conduct of the parties. If this Code does not cover a particular situation or if the application or interpretation of a local law is uncertain, or in circumstances where the proper course of ethical conduct is unclear, Representatives should seek the assistance of their supervisor who, if necessary, should seek competent local legal advice or, if necessary, the advice of the Company's counsel. If there is insufficient time to obtain such advice, Representatives should conduct themselves in a manner they would not hesitate to have fully publicly disclosed. Supervisors, on learning of any contravention of this Code, shall take appropriate corrective action.

2.

All dealings between Representatives and public or private officials must be conducted in a manner that will not compromise the integrity, or place in question, the reputation of the Company or such officials.

No unlawful or otherwise improper payment or gift is to be made or offered with a view to assisting the Company to obtain or retain business, to affect the enactment or enforcement of any laws, or otherwise to obtain favors.

In a few countries, minor government employees whose duties are essentially administrative or clerical in nature may expect small facilitating payments for performing routine functions that they are in any event required to perform. Such conduct, even though unlawful or of doubtful legality, may not only be customary but be part of the locally understood and accepted compensation arrangements for minor functionaries. Discretion and good judgment must be exercised in the making of such facilitation payments and in no event are they to be made unless they are clearly necessary to the Company's essential business needs, authorized by the CEO and not made for corrupt motives, i.e. to induce the recipient to misuse his/her official position.

3.

Representatives shall not offer, nor furnish on behalf of the Company, extravagant gifts or excessive entertainment or benefits to others.

Modest gifts, reasonable entertainment and other courtesies may be extended by appropriate Representatives to persons or entities doing business or otherwise having dealings with the Company if such activity can be justified to further the Company's best interests.

No gift or entertainment should be of such value as to constitute a real personal enrichment of the recipient. Public scrutiny of the gift, entertainment or courtesy should not be embarrassing to or reflect unfavorably upon the Company or the recipient.

4.

Representatives must not use their position to obtain personal gain or benefit from those doing or seeking to do business with the Company.

Representatives are required to select and deal with suppliers, customers and others doing or seeking to do business with the Company in a completely impartial manner, without favor or preference based upon any considerations other than the best interests of the Company.

Representatives must not seek nor accept, directly or indirectly, any gifts, payments, services, loans or other benefits from a supplier or other individual or entity that does or seeks to do business with, or is a competitor of the Company. This prohibition does not extend to the borrowing on commercial terms from entities in the business of lending and does not prevent Representatives from accepting modest gifts, favors or entertainment provided the conditions set forth in Section 4 are met. No such gift, favor or entertainment shall be of such nature as might affect, or reasonably be thought by others to affect, the representative's judgment or conduct in matters involving the Company.

Community and local public relations shall always be conducted with integrity and sensitivity to others with the intent to build an image that will facilitate the Company's ability to achieve its goals while providing cooperation and support to its neighbors and host governments, as appropriate. Within guidelines established by the CEO, the Company may provide physical and/or financial assistance, on a local basis, to develop a cooperative relationship with its neighbors by active involvement in public works, education, medical and health services and other non-political matters where the Company's resources can compliment local operations and activities.

5.

The Company's books, records and accounts must reflect, in an accurate and timely manner, all the Company's transactions. The Company's books, records and accounts are to reflect accurately, fairly and in reasonable detail, all transactions in accordance with the highest standards of integrity and applicable generally accepted accounting principles.

Appropriate records must be kept of all transactions and there are to be no cash funds, bank accounts, investments or other assets, which are either not recorded or inadequately recorded on the books. No payment is to be approved without adequate supporting documentation.

Individuals and entities with whom the Company deals may request that commissions, service fees and other amounts be remitted to third persons or bank accounts in third countries. Such payments may only be made if:

a)

The amount payable does not arise from artificial additions to normal pricing;

b)

Payment is authorized in writing by the individual or entity earning the commission, fee or other amounts;

c)

Payment is made to the same individual or entity to which it is owed or to an affiliate under common ownership, and

d)

Payment will not violate applicable law.

Frank disclosure is to be made to all reasonable enquiries of the Company's auditors and legal advisors.

6.

Representatives must avoid all situations in which their personal interests conflict with or might appear to conflict with their duties to the Company.

The Company's basic policy is that, though Representatives are entitled to privacy in their personal affairs, each Representative has a duty to be free of those outside interests, activities and influences which might impair the exercise of his or her independent judgment, fiduciary responsibility, initiative or efficiency in acting for the Company, or expose the Representative to legal liability or public criticism.

Potential conflicts of interest are so varied that it is impracticable to establish universal criteria in this Code as to what constitutes a prohibited conflict of interest. Set forth below are examples of the types of situations which indicate a conflict of interest and which Representatives should avoid unless prior written approval has been obtained from the CEO of Golden Goliath or the Chief Executive Officer of a subsidiary Company; which in the case of a director or officer of the Company, the Board and, in the case of other Representatives, approval shall only be given if it will not result in a detriment to the Company:

The holding, directly or by a member of the Representative's immediate family, of a substantial financial interest in any business entity that does or seeks to do business with, or is in competition with the Company. A substantial financial interest will be presumed where ownership is in excess of 1% in a Company traded on a stock exchange and the investment constitutes more than 5% of the Representative's total assets or where an ownership interest in any other business contributes more than 10% of the annual income of the Representative and his or her immediate family;

a)

A partnership, profit sharing arrangement, creditor/debtor relationship with any such entity;

b)

A Representative or member of his or her immediate family serving as an agent, representative, director, officer or employee of, or consultant to, any such entity; and

c)

The acceptance of any loan, service or other benefits from any such entity (other than borrowing on commercial terms from entities in the business of lending).

7.

Outside activities must not interfere with Employees' responsibilities.

The Company commends part-time participation by its employees in public service and management will, whenever practicable, approve and support such activity. Employees should, however, obtain such approval before assuming any office or directorship or participating in any activity that would tend to deprive the Company of the time and attention required of the employee to perform his or her duties properly.

8.

Trading Restrictions and Quiet Periods

No Representative in a "special relationship" with the Company shall purchase or sell securities of the Company while in possession of material information concerning the Company that has not been previously disclosed to the public, nor, except in the necessary course of business, shall a Representative inform any individual or entity of any such material information.

a)

General

Representatives are subject to legal restrictions with respect to trading in securities of the Company or related securities such as options on the Company's securities.

At no time may a Representative or any other person in a "special relationship" with the Company, purchase or sell, directly or indirectly, the Company's securities with knowledge of material information which has not been generally disclosed to the public. This prohibition ends at the end of the first business day after release of the material information. A Representative must not pass on material information to other people before the material information has been generally disclosed to the public (i.e. no "tipping").

(Definitions including "material information" and "special relationship" are set out in Part 8(c))

Examples of material information include, but are not limited to, a significant mineral discovery, unpublished sales or earnings figures, a stock split, proposed merger or acquisition, a change in dividend policy, a technical advance of unusual economic significance, or any other information, favorable or unfavorable, that would reasonably be expected to affect the market price or value of the Company's shares.

A Representative must not, at any time, sell short any of the securities of the Company, unless such short position is covered by shares to be issued within 10 days of the short sale on the exercise of rights or options. A Representative must not sell a call or buy a put in respect of a security of the Company.

b)

Directors and Senior Officers

The following additional conditions apply to directors and senior officers of the Company.

A director or senior officer of the Company must file an insider report with the Canadian provincial and territorial securities regulations within 10 days of a purchase or sale of the Company's securities or grant of stock option.

In order to reduce the likelihood of the violation of these trading and tipping restrictions, the Company has adopted the following policy:

i.

Trading in the Company's securities, or related securities such as options, must not take place during blackout periods. There are four scheduled blackout periods per year. Each blackout period begins on the 1st day of the month following the end of each quarter and ends at the end of the first business day after the Company releases its quarterly financial statements for the prior quarter or its annual financial statements for the prior year. If there are any doubts whether or not any particular day is within a blackout period contact the CFO.

ii.

Each year the Company holds an annual shareholder meeting. In connection with these meetings, it mails out a proxy circular to its shareholders giving notice of the shareholder meeting and providing information to shareholders with respect to matters of business to be dealt with at the meeting. A director or senior officer must not trade from the date of mailing until the end of the fifth business day following the date of mailing of a proxy circular to shareholders. This restriction also applies to special or extraordinary shareholder meetings. If there are any doubts as to when this period applies, contact the CFO.

iii.

Directors and senior officers are encouraged to give prior notice to the CFO of their intention to exercise a stock option and obtain confirmation that any sale of securities in connection with the exercise of a stock option will not occur during a blackout period.

c)

Definitions

"Material facts" or "material changes" are often referred to as material information. Material information is information that significantly affects, or would reasonably be expected to have a significant affect, on the market price or value of any of the Company's securities. Persons or companies in a "special relationship" with the Company include:

i.

employees, directors, officers, affiliates or associates of:

the Company;

a person or company proposing to make a takeover bid for the Company;

a person or company proposing to become a party to a merger or business combination with the Company;

a person or company that are, or were, involved in the provision of services to the Company;

ii.

a person or company that learned of material information with respect to the Company while they were a person or company described in (i);

iii.

a person or company that learns of material information concerning the Company, from any person identified in (i) through (iii), and knows or ought to know that the other person is a person or company that has such a relationship with the Company.

Item (iii) would include family members of an employee, director or officer. "Affiliates" means a person or company (the "Controlling Shareholder") and the company of which the Controlling Shareholder owns more than 50% of all of the voting securities and any other company of which the Controlling Shareholder owns more than 50% of the voting securities. i.e. if ABC Inc. owns 55% of the voting securities of the Company, ABC Inc. and the Company are affiliated; if ABC Inc. also owns 60% of the voting securities of XYZ Inc., ABC Inc., the Company and XYZ Inc. are affiliated.

"Associate", where used to indicate a relationship with any person or company means: (i) any company of which such person or company owns more than 10% of the voting securities of the company; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial interest or which such person serves as trustee; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or who resides in the same home and with whom that person has a conjugal relationship; and (iv) any relative of a person mentioned in (v) and resides in the same home with such person.

"Senior Officer" means: (a) the chair or vice chair of the board of directors, the president, a vice president, the secretary, the treasurer or the general manager, or any person acting in a similar capacity on behalf of the Company; and (b) each of the five highest paid employees of the Company, including any person referred to in (a).

"Officer" means the chair or vice chair of the board of directors, the president, a vice president, the secretary, the assistant secretary, the treasurer, the assistant treasurer, the comptroller, the general counsel and the general manager of the Company, and any other person designated as officer of the Company by by-law, or any person acting in a similar capacity on behalf of the Company.

There is an exception to the restriction on "tipping" which applies if material information is provided to another person "in the necessary course of business", such as the Company's bankers, lawyers and other persons having a business association with the Company where it is necessary to make such disclosure. This exception does not permit the disclosure of material information to analysts and investors in advance of the disclosure of such information to the public.

9.

Representatives must not make personal use of corporate information, assets or business opportunities.

Unless previously published, the Company's technical, commercial and financial information is proprietary and confidential and Representatives are prohibited from revealing such information to any person, except in the necessary course of business, without proper authorization.

The Company has valuable resources in the form of tangible assets such as materials, supplies and equipment and intangible assets such as services, computer systems and confidential information. Representatives are given access to such assets in confidence so that they may be used within the limits of the employee's authority for the advancement of the Company's business and not otherwise.

10.

Representatives shall disclose promptly and in writing any personal situation or transaction, which is or may be in conflict with the intent of this Code.

In the case of an employee, disclosure shall be made in writing to the employee's immediate supervisor. The Supervisor shall determine what action, if any, the supervisor should take and what action the employee should take and shall recommend that action in writing for approval by the next higher level of management. In the case of a director or officer of the Company, disclosure shall be made in writing to the Chairman.

If a conflict exists, and there is no failure of good faith on the part of the Representative, it will be the Company's policy to allow a reasonable amount of time for the Representative to correct the situation in order to prevent undue hardship or loss. Decisions in this regard shall, however, be within the sole discretion of the Company's Board, whose first concern must be in the interest of the Company.